Exhibit (a)(5)(O)

UNITED STATES DISTRICT COURT

DISTRICT OF DELAWARE

ERIC SABATINI, Individually and On Behalf	)
of All Others Similarly Situated,	)
)
Plaintiff,	)	Case No.
)
v.	)	JURY TRIAL DEMANDED
)
MAXWELL TECHNOLOGIES, INC.,	)	CLASS ACTION
RICHARD BERGMAN, STEVE	)
BILODEAU, JÖRG BUCHHEIM, FRANZ J.	)
FINK, BURKHARD GOESCHEL, ILYA	)
GOLUBOVICH, JOHN MUTCH, TESLA,	)
INC., and CAMBRIA ACQUISITION	)
CORP.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on February 4, 2019 (the “Proposed Transaction”), pursuant to which Maxwell Technologies, Inc. (“Maxwell” or the “Company”) will be acquired by Tesla, Inc. (“Parent”) and Cambria Acquisition Corporation (“Merger Sub,” and together with Parent, “Tesla”).

2. On February 3, 2019, Maxwell’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Tesla. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”) to acquire each issued and outstanding share of Maxwell common stock. Specifically, each share of Maxwell common stock will be exchanged for a fraction of a share of Tesla’s common stock, equal to the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla’s common stock as reported on the NASDAQ Global Select Market for the five consecutive trading days preceding the expiration of the Tender Offer. The Tender Offer is set to expire on March 19, 2019.

3. On February 20, 2019, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Maxwell common stock.

9. Defendant Maxwell is a Delaware corporation and maintains its principal executive offices at 3888 Calle Fortunada, San Diego, California 92123. Maxwell’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “MXWL.” Maxwell is a party to the Merger Agreement.

10. Defendant Richard Bergman a director of the Company.

11. Defendant Steve Bilodeau is Chairman of the Board of the Company.

12. Defendant Jörg Buchheim is a director of the Company.

13. Defendant Franz J. Fink is a director of the Company and also serves as the President and Chief Executive Officer of the Company.

14. Defendant Burkhard Goeschel is a director of the Company.

15. Defendant Ilya Golubovich is a director of the Company.

16. Defendant John Mutch is a director of the Company.

17. The defendants identified in paragraphs 10 through 16 are collectively referred to herein as the “Individual Defendants.”

18. Defendant Parent is a Delaware corporation and a party to the Merger Agreement.

19. Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Maxwell (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. As of January 31, 2019, there were approximately 46,008,549 shares of Maxwell common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

23. Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

26. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

27. Maxwell is a global leader in the development and manufacture of innovative, cost-effective energy and power delivery solutions.

28. The Company has developed and transformed its patented, proprietary, and fundamental dry electrode manufacturing technology that it has historically used to make ultracapacitors to create a breakthrough technology that can be applied to the manufacturing of batteries.

29. Maxwell’s ultracapacitor products provide safe and reliable power solutions for applications in consumer and industrial electronics, transportation, renewable energy, and information technology.

30. On February 3, 2019, Maxwell’s Board caused the Company to enter into the Merger Agreement with Tesla.

31. Pursuant to the terms of the Merger Agreement, Merger Sub commenced the Tender Offer to acquire each issued and outstanding share of Maxwell common stock. Each share of Maxwell common stock will be exchanged for a fraction of a share of Tesla’s common stock, equal to the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla’s common stock as reported on the NASDAQ Global Select Market for the five consecutive trading days preceding the expiration of the Tender Offer.

32. According to the press release announcing the Proposed Transaction:

Maxwell Technologies, Inc. (Nasdaq: MXWL or the “Company” or “Maxwell”), a leading developer and manufacturer of energy solutions, today announced it has entered into a definitive agreement (the “Merger Agreement”) to be acquired by Tesla, Inc. (Nasdaq: TSLA or “Tesla”). Tesla will commence an all stock exchange offer for all the issued and outstanding shares of the Company (the “Offer”), after which the Company will be merged with a Tesla subsidiary and become a wholly owned subsidiary of Tesla.

The Offer will value each share of Maxwell common stock at $4.75 per share. Pursuant to the Offer, each share of Maxwell common stock will be exchanged for a fraction of a share of Tesla’s common stock, equal to the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla’s common stock as reported on the NASDAQ Global Select Market for the five consecutive trading days preceding the expiration of the Offer, and which is subject to a floor that has been set at 80% of a volume weighted average price of Tesla common stock calculated prior to signing.

The closing of the transaction is subject to the successful tender and exchange of shares, certain regulatory approvals and customary closing conditions. These terms, along with additional terms and conditions of the transaction, can be found in the Company’s Form 8-K filed on February 4, 2019 with the Securities and Exchange Commission and in the Merger Agreement, which is filed as an exhibit to the Company’s Form 8-K.

While there can be no assurances on the closing date, the Company anticipates that the merger will be consummated in the second quarter of 2019, or shortly thereafter, should all conditions be met and subject to the timing of the aforementioned approvals.

The Merger Agreement and the consummation of the Offer, merger and other transactions contemplated in the Merger Agreement have been unanimously approved by Maxwell’s board of directors, all of whom recommend to the Company’s stockholders that they accept the Offer and tender their Maxwell shares pursuant to the Offer. The directors and certain officers of Maxwell and I2BF Energy Limited have agreed to tender all of their Maxwell shares in the Offer, which in the aggregate represent approximately 7.56% of the outstanding shares of Maxwell common stock. . . .

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

33. Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

34. As set forth below, the Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

35. First, the Solicitation Statement omits material information regarding the Company’s and Tesla’s financial projections, and the analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, Barclays Capital Inc. (“Barclays”).

36. With respect to the Company’s financial projections, the Solicitation Statement fails to disclose, for each set of projections: (i) all line items used to calculate EBIT and Adjusted EBITDA; (ii) potential revenue based on a potential commercial arrangement with Tesla, as well as the reason it was removed from the projections; (iii) forecasted amounts for potential alternative automotive manufacturers; (iv) when the projections for 2019 through 2023, prepared in connection with Maxwell’s 2019 long-range plan, were created and reviewed with the Individual Defendants, as well as unlevered free cash flow for such projections and whether the projections assumed the refinancing of Maxwell’s $46 million of senior convertible notes; and (v) a reconciliation of all non-GAAP to GAAP metrics.

37. The Solicitation Statement fails to disclose financial projections for Tesla.

38. With respect Barclays’ Selected Comparable Company Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the companies observed by Barclays in the analysis.

39. With respect to Barclays’ Selected Precedent Transaction Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the transactions observed by Barclays in the analysis.

40. With respect to Barclays’ Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) Maxwell’s projected after-tax unlevered free cash flows that were used by Barclays in the analysis; (ii) the terminal value of Maxwell; (iii) the individual inputs and assumptions underlying the range of discount rates of 14.0% to 18.0% and the range of perpetuity growth rates of 3% to 5%; (iv) estimated net debt; and (v) the fully diluted number of shares of Maxwell.

41. With respect to Barclays’ Transaction Premium Analysis, the Solicitation Statement fails to disclose: (i) the transactions observed by Barclays in the analysis; and (ii) the premiums paid in the transactions.

42. The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

43. Second, the Solicitation Statement omits material information regarding potential conflicts of interest of Barclays.

44. The Solicitation Statement fails to disclose the amount of compensation Barclays received for the past services that it provided to the parties to the Merger Agreement and their affiliates.

45. The Solicitation Statement fails to disclose the anticipated fees that Barclays will receive for its current engagement to advise the Company “on certain corporate defensive advisory matters should they arise.”

46. The Solicitation Statement fails to disclose the anticipated fees that Barclays’ affiliate will receive for acting as a lender under Parent’s $1.2 billion revolving credit facility that expires in June 2020, as well as for acting as a lender in connection with two other facilities with different entities affiliated with Parent, both of which expire in August 2019.

47. Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

48. Third, the Solicitation Statement fails to disclose whether the Company entered into any confidentiality agreements that contained standstill and/or “don’t ask, don’t waive” provisions that are or were preventing the counterparties from submitting superior offers to acquire the Company.

49. Without this information, stockholders may have the mistaken belief that, if these potentially interested parties wished to come forward with a superior offer, they are or were permitted to do so, when in fact they are or were contractually prohibited from doing so.

50. Fourth, the Solicitation Statement fails to disclose the timing and nature of all communications regarding future employment and directorship of the Company’s officers and directors, including who participated in all such communications.

51. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

52. The omission of the above-referenced material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: The Solicitation or Recommendation.

53. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

54. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

55. Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

56. Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

57. The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

58. The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

59. By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

60. The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

61. Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

62. By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

63. Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

64. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

65. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

66. Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

67. Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

68. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

69. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

70. The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

71. Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants and Tesla)

72. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

73. The Individual Defendants and Tesla acted as controlling persons of Maxwell within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as directors of Maxwell and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

74. Each of the Individual Defendants and Tesla was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

75. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

76. Tesla also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

77. By virtue of the foregoing, the Individual Defendants and Tesla violated Section 20(a) of the 1934 Act.

78. As set forth above, the Individual Defendants and Tesla had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

79. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

80. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: March 1, 2019	RIGRODSKY & LONG, P.A.

By:	/s/ Gina M. Serra

OF COUNSEL: RM LAW, P.C. Richard A. Maniskas 1055 Westlakes Drive, Suite 300 Berwyn, PA 19312 Telephone: (484) 324-6800 Facsimile: (484) 631-1305 Email: rm@maniskas.com

Brian D. Long (#4347)

Gina M. Serra (#5387)

300 Delaware Avenue, Suite 1220

Wilmington, DE 19801

Telephone: (302) 295-5310

Facsimile: (302) 654-7530

Email: bdl@rl-legal.com

Email: gms@rl-legal.com

Attorneys for Plaintiff